UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Neogen Corporation

(Name of Issuer)

Common Shares, par value $0.16 per share

(Title of Class of Securities)

640491-10-6

(CUSIP Number)

James L. Herbert

c/o Neogen Corporation

620 Lesher Place

Lansing, MI 48912

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 640491-10-6	Page 2 of 5 Pages

SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

James L. Herbert
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

N/A
3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

N/A
6.	Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power (1)

568,783
8. Shared Voting Power

-0-
9. Sole Dispositive Power (1)

568,783
10. Shared Dispositive Power

-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person (1)

568,783
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

6.1%
14.	Type of Reporting Person (See Instructions)

IN

(1)	Includes 122,797 Common Shares that Mr. Herbert has the right to acquire within 60 days of September 25, 2006 pursuant to the exercise of stock options and 71,125 shares owned by Mr. Herbert’s spouse.

CUSIP 03070L 30 0	Page 3 of 5 Pages

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Shares, par value $0.16 per share, of Neogen Corporation, a Michigan corporation (the “Company”). The address of the Issuer’s principal executive offices is 620 Lesher Place, Lansing, Michigan 48912-1595.

Item 2. Identity and Background.

(a)	James L. Herbert

(b)	Neogen Corporation

620 Lesher Place

Lansing, MI 48912-1595

(c)	Chairman of the Board and Chief Executive Officer

Neogen Corporation

620 Lesher Place

Lansing, MI 48912-1595

(d)	No

(e)	No

(f)	U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Herbert used personal funds in the amount of $1,026,656 to purchase 100,000 Common Shares by exercising stock options. None of the purchase price was borrowed. The Common Shares were then sold pursuant to a registered public offering conducted by the Company in which Mr. Herbert participated as a selling shareholder.

Item 4. Purpose of Transaction.

The purchase of shares was conducted in the normal course of business. Mr. Herbert acquired securities by exercising stock options. Mr. Herbert then sold the acquired securities in a registered public offering conducted by the Company in which Mr. Herbert participated as a selling shareholder.

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CUSIP 03070L 30 0	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a) 568,783 Common Shares(1), representing 6.1% of the class.

(b) Mr. Herbert has the sole power to vote and to dispose of 568,783 Common Shares.

(c) Transactions in the class of securities reported on that were effected during the past 60 days are as follows: None.

(d) Not Applicable.

(e) Not Applicable.

(1)	Includes 122,797 Common Shares that Mr. Herbert has the right to acquire within 60 days of September 25, 2006 pursuant to the exercise of stock options and 71,125 shares owned by Mr. Herbert’s spouse.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as an Exhibit.

Not Applicable.

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CUSIP 03070L 30 0	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2006	/s/ James L. Herbert
James L. Herbert

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